March 3, 2026

Lee Seng Chi
Chief Executive Officer
Founder Group Limited
No. 17, Jalan Astana 1D
Bandar Bukit Raja, 41050 Klang
Selangor Darul Ehsan, Malaysia

       Re: Founder Group Limited
           Registration Statement on Form F-1
           Filed February 25, 2026
           File No. 333-293725
Dear Lee Seng Chi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Benjamin Yao, Esq.